May 6, 2016

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549-6010

Attention:	Maryse Mills-Apenteng
Rebekah Lindsey
Craig Wilson
Mitchell Austin

Re:	Nant Health, LLC
Submission No. 2 to Draft Registration Statement on Form
S-1 Submitted April 4, 2016
Submission No. 3 to Draft Registration Statement on Form
S-1 Submitted April 15, 2016
CIK No. 0001566469

Dear Ms. Mills-Apenteng:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 29, 2016, to Patrick Soon-Shiong, Chairman and Chief Executive Officer of Nant Health, LLC (the “Company”) regarding the confidential Draft Registration Statement on Form S-1, CIK No. 0001566469 (“Submission No. 1”), submitted by the Company on November 12, 2015, confidential draft Submission No. 2, submitted by the Company on April 4, 2016 (“Submission No. 2”), and confidential draft Submission No. 3, an exhibits-only submission, submitted by the Company on April 15, 2016 (“Submission No. 3”).

Simultaneously with the filing of this letter, the Company is publicly filing the Registration Statement on Form S-1 (the “Registration Statement”) and responding to the Staff’s comments in its letter dated April 29, 2016 (the “Letter”). This response letter sets forth the comments of the Staff in the Letter (bold, italicized and numbered in accordance with the Letter) and, following each comment, sets forth the Company’s response. We are enclosing a copy of the Registration Statement, together with a copy that is marked to show the changes from

United States Securities and Exchange Commission

May 6, 2016

Submission No. 2. Except for page references appearing in the headings and Staff comments below (which are references to Submission No. 2 submitted on April 4, 2016), all page references herein correspond to the page of the Registration Statement, as applicable.

Prospectus Summary

Our Opportunity to Address Transformative Shifts Across the Healthcare Continuum, page 3

1.	Please provide support for your assertion that the potential global market for CLINICS, including GPS Cancer, exceeds $50 billion.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has supplementally provided support for its assertion that the potential global market for CLINICS, including GPS Cancer, exceeds $50 billion.

Our Unique Scale and Adoption Across the Entire Healthcare Continuum, page 5

2.	We note your responses to prior comments 4-6. As general matter, you refer to numerous statistics under this sub-heading to demonstrate the scale and adoption of your solutions within your knowledge, delivery and payor domains; however, the significance of these statistics to your business is not entirely clear. Please revise your discussion, both here and elsewhere as applicable, to disclose the following:

•	the number of revenue-generating clients for each of your domains;

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure to provide the specific information requested and to eliminate any confusion in the Prospectus Summary regarding the interplay among the Company’s knowledge, provider and payor platforms and the knowledge, care delivery and payor domains within the healthcare system.

While the concept of various domains within the healthcare system can assist investors in understanding the different healthcare system stakeholders the Company serves, the Company does not operationally view these domains as a way to allocate its resources or measure revenue generation. One unique aspect of the healthcare industry is that end users (patients) are often not the payors for the products and services they consume, even though they indirectly generate revenue by seeking treatment. Similarly, distributors of products and services (providers) indirectly generate revenue by administering care and treatment, which is paid for by payors, governmental organizations, employers and, in

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some cases, patients. In addition to indirectly generating revenue, both patients and providers can directly generate revenue by utilizing healthcare information technology products and services such as the Company’s solutions. To illustrate this complexity, a contracted entity may generate revenue not only for the Company itself, but may also represent multiple health plans and numerous providers and patients, each of which may, at their respective levels, interact with one or more of the Company’s solutions thereby directly or indirectly generating revenue.

Depending on the particular offering provided, the Company’s clients primarily consist of health plans, providers and health systems (which may include multiple hospitals and tertiary sites) and individual hospitals or care delivery sites. The Company’s offerings are also used by self-insured employers, healthcare technology companies, academic and research institutions and biopharmaceutical companies.

Within the payor domain, the Company has over 25 contracted entities, representing over 70 revenue-generating health plan clients. More specifically, the Company has 10 contracted entities, representing more than 35 revenue-generating health plan clients for its eviti decision support platform, one of the Company’s NantOS software solutions.

Within the provider domain, the Company has over 160 parent provider and health system contracted entities, representing approximately 450 clients, the majority of which are hospitals or care delivery sites.

The Company has revised its disclosure on pages 4, 5, 101, 102, 107, 108 and 109 to clarify its explanation of its revenue-generating clients by customer type and solution.

•	the definition of the terms “active users” and “lives”;

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 5 and 101 of the Registration Statement to clarify the definitions of “active users” and “lives.”

•	the relationship, if any, between these defined terms and your revenues; and

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that active users and lives are important measures of the Company’s indirect and direct revenue generation, respectively. The scale of the Company’s offerings, as indicated by the number of lives and active users, uniquely positions it to serve healthcare industry participants care delivery organizations looking to transition to value-based models, which translates into revenue by making the Company’s offerings more

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attractive to potential payor clients. Large numbers of active users indicate the relevance of the Company’s payor-provider collaboration portal to its customer base. Payors contract for and expand usage of our solutions because providers are actively engage with our payor-provider collaboration portal. In addition, active users and lives represents indirect and direct sources of revenue, respectively, for certain of the Company’s solutions, such as its NaviNet payor-provider collaboration portal and its eviti decision support platform, because the Company receives revenue on a per-member (or life) per-month basis. The Company has revised its disclosure on pages 5, 101, 102 and 109 to clarify the relationship between the defined terms and the generation of revenue.

•	the date as of which the statistics speak and what consideration you have given to providing comparative information for prior fiscal periods.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it endeavors to utilize and maintain current statistics for active users, lives, and other related measurements. These measurements are used by the Company to evaluate the scale of the data and information captured within CLINICS. As the amount of data and information captured by CLINICS from traditional and new sources increases, the Company’s solutions become more useful and valuable to its clients. The Company can use this increased value proposition to win new client engagements and to expand its penetration of existing clients.

The Company further advises the Staff that data sources for the measurement of these statistics in the Registration Statement originated in 2015 or later. The Company does not believe that comparative information for prior fiscal periods is useful because of the nature of the Company’s growth over time. Since its inception, the Company has made a series of large-scale investments and acquisitions to fully develop its comprehensive offerings. As a result, statistics from prior fiscal years are not comparable and their inclusion in the disclosure could mislead investors. The Company believes that more recent statistics more fully capture the comprehensive nature of the Company’s offerings.

For those statistics that are not key to understanding your business and that have no direct relationship to your revenues, such as the number of vital signs and medical devices, consider removing them from the summary section and discussing them elsewhere in your prospectus to the extent necessary.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure in the Prospectus Summary to minimize the use of statistics that are not key to understanding its business.

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May 6, 2016

Payor Domain, page 5

3.	Please provide support for your statement that approximately 60% of physicians nationwide are connected to your NaviNet Open app and revise to clarify whether this means they have used the app.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided support for the referenced statement supplementally. The Company further advises the Staff that when the Company references this statistic, it means that the NaviNet Open app is utilized in offices where more than 60% of nation’s physicians practice. Due to the nature of the product, physicians are not typically the direct users of the product. Rather, the product is used by physicians’ staff and clerical personnel, who rely on the product for its eligibility and benefits, claim status inquiry, and other capabilities. The statistic only includes active practices, which the Company defines as having at least one transaction within the past 90 days as of the first quarter of 2016. The Company has revised the disclosure on pages 5, 70, 78, 102, 108, and 109 of the Registration Statement to provide further details regarding the statistic.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Preliminary Pro Forma Financial Statement Adjustments, page 70

4.	You disclose in adjustment (B) on page 71 that the contingent consideration payable in the NaviNet acquisition is based on whether the former owners of NaviNet generate revenues exceeding certain thresholds in 2016 and 2017. Please tell us how you concluded that this arrangement should be accounted for as contingent consideration and not a contingent sales incentive pursuant to ASC 605-50-25-7.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have reconsidered the accounting for this arrangement and will account for it pursuant to ASC 605-50-25-7 as a sales incentive. We have revised the pro forma financial information accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 77

5.	Your measure of EBITDA includes adjustments for other (income)/loss, net and (income)/loss from equity method investments, which differs from how that measure is defined in SEC Release No. 33-8176. Please revise your filing to provide a title that distinguishes this measure from the measure of EBITDA as defined in that Release. Refer to Question 103.01 of our Non-GAAP Compliance and Disclosure Interpretations.

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May 6, 2016

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13, 76 and 78 of the Registration Statement to remove adjustments for other (income)/loss, net and (income)/loss from equity method investments from its measure of EBITDA.

Results of Operations, page 82

6.	You disclose on page 132 that your sales cycle can vary significantly based on the domain, type of solution and size of the client. Please tell us your consideration for disclosing revenues by type of solution, domain and separately for large and smaller clients, so that a reader may understand how trends in these types of sales impacted your results of operations during the reported periods. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosing revenue by type of solution, domain and size of client would introduce a significant amount of added complexity and judgement due to the potential variety of solution and domain combinations sold to clients as well as measuring and defining large versus small client sizes. Given that this information is not being internally measured and reported as well the variety of potential categories to be reported, the Company believes this level of disclosure would not be meaningful.

Contractual Obligations, Commitments and Contingencies, page 89

7.	Please clarify why you do not present the minimum payments due to NantOmics under the Reseller Agreement in your tabular presentation. Refer to Item 303(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 91, 133, 164 and F-39 of the Registration Statement to include the minimum payments due to NantOmics under the reseller agreement and to NorthShore University Health System under the exclusive license agreement related to the Health Heritage software platform.

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May 6, 2016

Critical Accounting Policies, page 90

8.	We note that you no longer consider the accounting for goodwill and intangible assets as a critical accounting policy. Please tell us why you considered this policy to be critical at December 31, 2014 but not December 31, 2015, particularly in light of the fact that the significance of goodwill and intangibles to your total assets increased during 2015.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the removal of this disclosure was inadvertent, and the Company has updated its disclosure on pages 94, 95, F-15 and F-16 of the Registration Statement.

9.	We note your response to our prior comment 21 and your revised disclosure that you performed a qualitative test upon reorganization. In light of your statement that “no reporting units were at risk,” please clarify for us whether you performed a quantitative test on any of your historical annual testing dates. If so, please provide the disclosure previously requested or disclose that the fair value of your reporting units was significantly in excess of carrying value, if true. Also, specifically clarify whether you have multiple reporting units for which you evaluate goodwill impairment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company performed a qualitative goodwill impairment test for its two reporting units that had goodwill on October 1, 2014. One of those two reporting units, iSirona, had a fair value that was significantly in excess of its carrying value and therefore the quantitative impairment test was not performed. The second reporting unit that was tested for goodwill impairment on that date was Net.Orange, Inc., which the Company acquired on June 18, 2014. The Company did not perform the quantitative impairment test as of October 1, 2014 given that only 3.5 months had elapsed between the acquisition date and the goodwill impairment testing date and therefore the assumptions used to estimate the reporting unit’s fair value were unchanged since there had been no significant changes in operations during that time

The Company has revised the disclosure on page F-26 of the Registration Statement to state that, as a result of the 2015 restructuring, the historical reporting units were combined into a single reporting unit and the Company used the qualitative test to test for impairment as of October 1, 2015 since the fair value of that single reporting unit was significantly in excess of its carrying value.

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May 6, 2016

Business

Our unique scale and adoption across the entire healthcare continuum, page 98

10.	In response to prior comment 4 you disclosed that over ten large, national self-insured entities have “access” to eviti through direct and reseller relationships. Please revise to clarify whether you generate revenue from these relationships.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 5, 101 and 102 of the Registration Statement to clarify that the Company indirectly derives revenue from large, national self-insured entities, and currently has a content licensing agreement with a specialty benefit entity. When a large national self-insured entity contracts with the special benefit entity for a turnkey oncology management solution, including medical policy integration, plan design incentives, provider adoption services and implementation, eviti is automatically included as electronically embedded content. eviti generates recurring monthly revenues that grow as the oncology solution is deployed across more special benefit entity contracted lives on a per member (or life) per month basis. The Company markets eviti to national, self-insured entities both directly and through specialty benefit entity and reseller relationships.

Our Clients, page 131

11.	We note the revisions made in response to prior comment 23. Please revise to describe the type of clients for each of your platforms (i.e., your Knowledge, Provider and Payor platforms) and disclose the current number of revenue-generating clients for each platform.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 5, 101, 102, 108, 109 and 110 of the Registration Statement to describe the type of clients on each of its platforms and to what extent such clients currently generate revenues.

The Company’s clients vary depending on the solutions the client uses. The Company’s clients primarily consist of health plans, providers and health systems (which may include multiple hospitals and tertiary sites) and individual hospitals or care delivery sites. The Company’s solutions are also used by self-insured employers, healthcare technology companies, academic and research institutions and biopharmaceutical companies. The Company has greater than 70 revenue-generating health plan clients (which include over 25 contracted entities, many with multiple health plans). The

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May 6, 2016

Company’s payor-provider collaboration solution, NaviNet, has over 15 contracted entities, representing approximately 35 revenue-generating health plan clients. The Company also has ten revenue-generating contracted entities, representing over 35 health plan clients for its eviti decision support platform. Within the provider platform, the Company has over 160 provider and health system contracted entities, representing approximately 450 clients, the majority of which are hospitals or care delivery sites.

•	Knowledge Platform: The Company currently has a small number of revenue-generating clients (e.g., pharmaceutical companies) that originate from within the knowledge domain. The Company’s knowledge platform, however, is consumed by providers, payors, the self-insured and other organizations including not for profits (e.g., American Cancer Society) and other healthcare technology companies originating from any of the knowledge, care delivery or payor domains within the healthcare system. For example, the Company recently launched GPS Cancer with an academic research institution, oncology specialty provider and large payor, originating from the knowledge, care delivery and payor domains, respectively.

•	Provider Platform: The Company’s provider platform is targeted to government health services, large healthcare systems and hospitals and individual care delivery sites. The Company has over 160 provider and health system contracted entities, representing approximately 450 clients, the majority of which are hospitals or care delivery sites.

•	Payor Platform: The Company’s payor platform is targeted to government payors, large health plans and self-insured employers. The Company has over 25 contracted entities, representing over 70 revenue-generating health plan clients. The Company recently engaged with a large self-insured employer on a revenue-generating, large-scale hypertension program to assist them in reducing healthcare costs through the use of CLINICS, including NantOS, NantOS Apps and assessment and engagement services.

12.	Disclosure on page F-92 indicates that two NaviNet, Inc. related-party customers accounted for $11.8 million and $12.0 million of NaviNet’s revenue for fiscal year 2015. On a pro forma combined basis, this would have accounted for 10.5% and 10.6% of Nant Health’s total net revenue for fiscal year 2015. Accordingly, please revise to describe the material terms of your agreements with these customers and tell us whether they are related parties of Nant Health.

United States Securities and Exchange Commission

May 6, 2016

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the related party customers of NaviNet that accounted for $11.8 million and $12.0 million of NaviNet’s revenue for the fiscal year ended 2015 (the “NaviNet Related Parties”) are not related parties of the Company as defined in Section 404 of Regulation S-K. Although the NaviNet Related Parties are currently stockholders of the Company, the Company respectfully advises the Staff that each of such stockholders owns less than 1% of the Company.

Certain Relationships and Related Party Transactions

Agreement with Allscripts Healthcare, LLC, page 160

13.	We note that you made no payments to Allscripts under the Mutual License and Reseller Agreement for the fiscal year ended December 31, 2015. Please clarify whether you received any payments from Allscripts under the agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not received any payments from Allscripts under the agreement.

Consolidated and Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

14.	You appear to account for the revenue earned and expenses paid to NantOmics related to your exclusive reseller agreement on a gross basis. Please tell us the factors considered when determining that accounting for this arrangement on a gross basis was appropriate. Also, tell us how you considered the minimum annual fee due in concluding that revenue under this arrangement has been earned prior to the point at which the minimum annual threshold has been reached. Refer to ASC 605-45-45.

United States Securities and Exchange Commission

May 6, 2016

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the guidance outlined in ASC 605-45-45 and believes it is appropriate to recognize the revenue from this arrangement on a gross basis based on the Company’s analysis outlined below:

Characteristic	Details	Gross / Net Indicator
Primary obligor	The Company is responsible for all interfacing with clients and is required to satisfy all claims made by the client for faulty deliverables not delivered in accordance with the service specifications. Any questions/support calls from the clients will be handled by the Company’s genomics support team. NantOmics has no direct interaction with the Company’s clients and NantOmics is not a party to the contract between the Company and its clients.	Gross
General inventory risk	The whole genome sequencing services and related bioinformatics services being sold by the Company do not involve inventory since the deliverable to the client is in the form of an electronic analytical report summarizing the characteristics of the tested samples. Although NantOmics uses supplies to conduct the sequencing services, these are not relevant to the ASC 605-45 analysis as the deliverable is not in the form of inventory.	Not applicable
Latitude in establishing price	The price of genomic sequencing and the related bioinformatics services is determined solely between the Company and the client. NantOmics does not have involvement in the pricing or in the negotiations of an arrangement.	Gross
Entity performs part of the service	The Company’s primary responsibilities in the arrangement with its clients are related to sales activities and customer support. The Company believes the primary value of the services provided to its clients is primarily derived from the proprietary analytical data analysis related to the sequencing services. Since such bioinformatics services are provided by NantOmics and not by the Company, this indicator points to net revenue presentation.	Net
Discretion in supplier selection	The Company is obligated to use NantOmics as its sole and exclusive provider of genomic sequencing services and does not have the ability to use other vendors to perform these services during the term of the reseller agreement.	Net
Entity is involved in service specification	The Company is responsible for negotiating sales contracts with its customers, including all parameters specific to the services being performed (e.g., depth of sequencing coverage). NantOmics is not involved in these discussions with the Company’s clients.	Gross

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Credit risk	The fees the Company owes to NantOmics are based on the amounts billed by the Company to clients and are not based on the amounts the Company collects from its clients. Therefore, the Company has all of the credit risk since it is obligated to pay NantOmics irrespective of whether it collects money from its client.	Gross
Amount entity earns is fixed	The amount the Company earns on any sale depends on the amount billed to the client since the amount the Company owes to NantOmics is tiered based on the amount billed to the client. In other words, the fee earned by NantHealth has elements of both a fixed and variable fee.	Not indicative

Based on the analysis above, certain of the indicators point to gross reporting while other indicators point toward net reporting. Although indicators of net reporting exist related to the provision of services and discretion in supplier selection, those indicators are not sufficient to overcome the stronger indicators that revenues should be reported on a gross basis, including the fact that the Company is considered the primary obligor, has latitude for setting the price for services with its clients and, to a lesser extent, is responsible for setting the service specifications and has exposure to credit risk. Based on this analysis, the Company has concluded that reporting revenue on a gross basis for these arrangements is appropriate.

Regarding the second sentence of the Staff’s question, the Company respectfully advises the Staff that it considered the minimum annual fees owed to NantOmics and concluded that this has no impact on revenue recognition given that it does have any impact on whether the Company has met the requirements for revenue recognition including delivery, evidence of an arrangement, fees which are fixed and determinable and collectability of amounts owed by the customer are reasonably assured.

15.	Refer to our prior comment 33. Please revise your filing to disclose the amount of revenue earned from third party resellers, as previously requested. We note your response that disclosure was made on pages F-10 and F-11; however, no such disclosures were noted.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has only recognized approximately $25,000 and $603,000 in revenue from resellers during the years ended December 31, 2014 and 2015, respectively. The Company does not believe the amounts recognized under these arrangements have historically been material to its disclosures and, therefore, it respectfully advises the Staff that it prefers to omit this information from its Registration Statement for the periods

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presented. The Company will reassess whether the revenue recognized under these types of arrangements becomes material and will disclose this information in future periods to the extent it believes the information would be beneficial to the users of its financial statements.

Note 16. Redeemable Series F Units, page F-34

16.	Please tell us the factors considered when concluding that an IPO was certain of occurring as of December 31, 2014, and that adjustment of the carrying value of the Units to redemption value was not required. Refer to ASC 480-10-S99.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe the Series F units were required to be adjusted to redemption value as of December 31, 2014 based on the guidance outlined in ASC 480-10-S99. Specifically, ASC 480-10-S99-3A-15 states that a contingently redeemable equity instrument that is not currently redeemable is not required to be adjusted to redemption value if it is not probable that the instrument will become redeemable. The Company understands from interpretative literature that the use of the word “probable” in this guidance is consistent with that in ASC 450, which defines probable as “the future event or events are likely to occur”. Further, the interpretative literature describes that the guidance in ASC 450 should be followed in determining probability for purposes of applying the redeemable equity guidance rather than the actual occurrence of the event, or certainty, that would be required pursuant to share-based payment literature (i.e., an initial public offering is not considered probable until it is consummated for share-based arrangements).

Based on the guidance above, the Company did not adjust the Series F units to redemption value as of December 31, 2014 since it did not believe that the redemption of the Series F units was probable at that date. At the time of the completion of our audit for 2014 (November 2013), the Company believed it was likely to complete an initial public offering (IPO) on or before June 20, 2016 and that the Series F units would therefore not become redeemable based on an assessment of the Company’s operational and acquisition pipeline and given its expended efforts to complete an IPO in either late 2015 or early 2016, including conducting regular internal meetings and external meetings with outside counsel and potential underwriters and ultimately the submission of its first confidential Registration Statement on Form S-1 on November 12, 2015. The IPO market at that time was also very favorable.

Notwithstanding the above, the Company advises the Staff that there were significant changes in the IPO timeline that took place between the date of submission of the

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Company’s first draft Registration Statement and its second submission on April 4, 2016, as described below:

•	After receiving the Staff’s first comment letter on December 9, 2015, the Company believed its efforts would be best spent focusing on submitting a revised draft Registration Statement with audited year-end financial statements instead of third quarter financial statements. Further, the Company undertook significant efforts to integrate the acquired NaviNet business into the Company’s operations, which moved a large number of resources away from the IPO process. Both of these factors contributed to a delay relative to the Company’s original timing for submitting a second draft Registration Statement.

•	The delay in its second submission with the SEC created uncertainty as to whether the Company would be able to complete an IPO on or prior to June 20, 2016, notwithstanding the fact that it submitted its second draft Registration Statement on April 4, 2016.

•	Finally, in the first three months of 2016, volatility in the equity markets increased significantly and the IPO market slowed drastically. The Company believed that this increased volatility and uncertainty in the IPO market supported its estimate as of December 31, 2015 that completing an IPO on or prior to June 20, 2016 was not probable.

After careful consideration of all of the above-mentioned factors, the Company determined that it was appropriate to adjust the Series F units to redemption value as of December 31, 2015.

Note 19. Related Party Transactions

Related Party Receivables and Payables, page F-39

17.	Please tell us your basis for accounting for the amounts received from the university as a deemed capital contribution, including any accounting literature you relied on. Also, clarify the nature of the non-profits and describe the type of influence or control the CEO had or has on these entities.

Response: With respect to the first sentence, the Company acknowledges the Staff’s comment and respectfully advises the Staff that it referenced various areas of accounting literature prior to concluding that it would account for the amounts received from the university as capital contributions, including the guidance in ASC 605-50-45 and Staff

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Accounting Bulletin Topic 5.T—Accounting for Expenses or Liabilities Paid by Principal Stockholder(s) (SAB Topic 5.T).

The university with which the Company is conducting business launched a project in 2012 to provide funding and other support for unmet medical needs, including certain projects related to genetic diseases. The university contacted the Company’s Chief Executive Officer, Dr. Patrick Soon-Shiong, to seek funding for a specific project to research the genetic causes of certain hereditary diseases (the “Project”).

On September 15, 2014, various 501(c)(3) non-profit organizations which are either affiliated with or controlled by Dr. Soon-Shiong signed a gift agreement with the university to fund the Project. Dr. Soon-Shiong serves as the Chief Executive Officer and is a member of the board of directors for each of these organizations and therefore has significant influence or control over these organizations.

While the gift agreement did not have any restrictions on the use of any particular vendor to provide such services, the university chose to contract with the Company to provide the sequencing and bioinformatics services required by the Project. The terms of the services agreement between the Company and the university included a detailed set of performance standards for the services to be provided, which were set by the university, as well as a fixed, per sample price that is in line with the price at which the Company has sold sequencing services to other clients. In exchange for these services, the Company is entitled to total cash consideration of $10.0 million from the university. The Company has the right to invoice the university on a monthly basis for services provided in the preceding month based on the fixed, per-sample price. However, the services agreement explicitly states that the university’s obligation to pay any invoice is conditioned upon the university’s receipt of private donor funding.

Although the Company believes the agreement with the university has true economic substance since it allows the university to study the genetic causes of numerous hereditary diseases in a way that would not be possible without the provision of these sequencing services, the Company believes it must consider the guidance in SAB Topic 5.T since Dr. Soon-Shiong serves as the Company’s Chairman and CEO, owns the majority of the Company’s outstanding equity and also has significant influence or control over the non-profit organizations that have committed to making the donations to the university.

In accordance with SAB Topic 5.T, transactions where a principal stockholders pays an expense deemed to be on behalf of the company, should be reflected as an expense in the company’s financial statements unless (i) the stockholder’s action is caused by a

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relationship or obligation completely unrelated to his position as a stockholder or (ii) such action clearly does not benefit the company. As a result, the Company considered whether it would be required to reflect an expense or a reduction to revenue in its financial statements for the amount of the donations made by the various non-profit organizations affiliated with or controlled by Dr. Patrick Soon-Shiong. The Company analyzed the guidance of SAB Topic 5.T as outlined below:

Commitments to donate to university benefits the Company

The first criterion in applying the SAB topic is evaluating whether the action is unrelated to his position with the Company. Given the link between the payment to the university and the related services provided to the university, we did not believe there was sufficient basis to conclude they were unrelated. We were also unable to conclude that the Company did not benefit from the gift agreement. The funds remitted to the university are ultimately paid to the Company for services. Also, although the university selected the Company subsequent to the execution of the gift agreement, the Company receives benefits from the donations made thereunder given the fact that the university only has an obligation to pay the Company for outstanding invoices if the university first receives private donor funding for the Project.

Since the Company benefits from the donations made by the non-profit organizations, it appears that the gift agreement would require the Company to present the amounts received from the university as an expense or reduction of revenue in its financial statements based upon the appropriate classification required under U.S. GAAP.

Accordingly, the Company treated the amounts received from the university as capital contributions made by its CEO in accordance with SAB Topic 5.T as paying a cost on behalf of the Company. It classified an equal amount as a reduction to its sequencing and molecular analysis revenue in its consolidated and combined statement of operations in accordance with ASC 605-50-45, as if the donations were an incentive offered to a customer.

With respect to the second sentence in the Staff’s comment, the Company acknowledges the Staff’s comment and has revised the disclosure on page F-39 to clarify the nature of the non-profit organizations and describe the significant influence or control the CEO has on these entities.

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Note 20. Subsequent Events, page F-40

18.	We note your disclosure revisions and response to our prior comment 36. Please clarify the following:

•	Please specifically disclose whether your majority shareholder intends to cause you to convert to a corporation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes its majority shareholder, NantWorks, LLC, intends to cause the Company to convert to a corporation in advance of its initial public offering. The Company respectfully advises the Staff that because this event has not yet occurred and because it does not yet definitively know the timing of this event, it does not believe it is appropriate to include it as a Subsequent Event footnote to the financial statements. The Company intends to update its Registration Statement to indicate that the conversion has been initiated once NantWorks, LLC has requested the Company to do so.

•	Please specifically clarify the disclosure that no further action from your board of directors or equity holders is needed to effect the conversion in light of the fact that you have not disclosed any actions by these groups to date. Specifically disclose any actions taken to date by these groups.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that pursuant to Nant Health, LLC’s operating agreement, its majority shareholder, NantWorks, LLC, has the right to cause Nant Health, LLC to convert into a corporation. The Company has revised its disclosure on page 162 of the Registration Statement to clarify the disclosure per the Staff’s comment.

•	Describe why the approval of the Company is necessary to effect the conversion. Based on your disclosure it appears that NantWorks and/or your CEO have the ability to force a conversion regardless of whether the Company has approved it.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the approval of the Company is not necessary to effect the conversion and as such, the Company has revised its disclosure on page 162 of the Registration Statement to clarify this point.

•

It remains unclear how you determined that this conversion was not a subsequent event required to be disclosed pursuant to ASC 855-10-5-2. Please provide additional analysis responsive to our comment or revise your filing to provide

United States Securities and Exchange Commission

May 6, 2016

disclosure of the conversion as a subsequent event. Also, tell us how you considered whether pro forma disclosure of the conversion was required within your financial statements pursuant to ASC 855-10-5-3.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not disclosed in its financial statements any events related to the potential conversion from a limited liability company to a corporation since the Company has not yet executed the conversion. The Company further advises the Staff that it will update its subsequent events footnote to describe the impacts of the conversion after the effective date of the conversion.

NantOmics, LLC Consolidated and Combined Financial Statements

Years Ended December 31, 2015, 2014 and 2013

Note 13. Related Party Transactions, page F-66

19.	A significant portion of your revenue appears to be generated from the university agreement as disclosed on page F-67. We also note disclosure on page F-39 that NantHealth recorded this transaction as a capital contribution due to the fact that it was arranged by an entity under common control. Please tell us the factors considered when determining it was appropriate to record amounts received from NantHealth under this arrangement as revenue and not a capital contribution considering that NantOmics is also under the common control of the CEO.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has discussed this comment with the management team of NantOmics, LLC (“NantOmics”), and the response below reflects such discussions. The Company also respectfully refers the Staff to the detailed background related to this arrangement in the Company’s response to comment number 17.

Similar to the analysis that was performed by the Company, NantOmics has informed us that it considered the guidance of SAB Topic 5.T but ultimately concluded that the arrangement was not within the scope of that guidance and that the amounts received from the Company should therefore be recognized as revenue when all of the basic revenue recognition criteria have been met. Specifically, NantOmics believes that (i) the non-profits organizations’ commitments to donate money to the university are caused by a relationship or obligation completely unrelated to Dr. Soon-Shiong’s position as a member of NantOmics and (ii) that such donations clearly do not benefit NantOmics, as outlined below.

United States Securities and Exchange Commission

May 6, 2016

NantOmics has informed us that it does not believe that the pledges made by the non-profit organizations relate to NantOmics’ operations and these pledges do not represent legal obligations of NantOmics, in either substance or legal form. The arrangement is also not akin to NantOmics’ Chief Executive Officer, Dr. Soon-Shiong, paying for an expense on NantOmics’ behalf since NantOmics had no direct prior or continuing relationships with the university that is receiving the donations and has no other obligations to donate money to the university.

NantOmics has informed us that it also considered whether it benefited from the arrangement as outlined in SAB Topic 5.T. Since the reseller agreement was entered into separately and apart from both (i) the gift agreement between the non-profit organizations and the university as well as (ii) the services agreement between the university and the Company, NantOmics has informed us that it does not believe the reseller agreement should be linked to either of those agreements. Additionally, NantOmics has informed us that it does not believe it benefited from the arrangement due to the fact that NantOmics has the right to receive payment from the Company under the reseller agreement irrespective of whether the Company receives money from the university.

Finally, the genomic sequencing and bioinformatics services that NantOmics performs on behalf of the Company have commercial substance and are the same services that it would provide to the Company under the reseller agreement regardless of the Company’s client. NantOmics has informed us that it also believes that its position to recognize revenue for this arrangement is supported by the fact that the Company is recognizing the amounts it pays to NantOmics under the reseller agreement as a cost of revenue in the Company’s consolidated and combined statement of operations.

After careful consideration of all of the above-mentioned factors, NantOmics has informed us that it concluded that it was appropriate to record amounts received from the Company under this arrangement as revenue and not as a capital contribution despite the fact that NantOmics is under common control of the CEO.

General

20.	We are currently reviewing your confidential treatment request. Please be advised that we will transmit comments, if any, under separate cover.

Response: The Company acknowledges that it will receive the Staff’s comments, if any, under separate cover, and will be submitting an amended confidential treatment application under separate cover with regard to Exhibits 10.1 and 10.2.

United States Securities and Exchange Commission

May 6, 2016

* * *

Please direct any questions with respect to the Company’s responses or the Registration Statement to me at (858) 350-2308, or to my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

/s/ Martin J. Waters

Martin J. Waters

Enclosures

cc (w/enclosures):	Patrick Soon-Shiong, Chairman and Chief Executive Officer, Nant Health, LLC
Charles Kim, General Counsel Nant Health, LLC
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, Professional Corporation